                                                                  EXHIBIT (A)(9)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated May 12, 1999, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of SY Acquisition, Inc., by Donaldson, Lufkin & Jenrette Securities Corporation or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock

                                      of

                       Shelby Williams Industries, Inc.

                                      at

                             $16.50 Net Per Share

                                      by

                             SY Acquisition, Inc.
                      a direct wholly owned subsidiary of

                             Falcon Products, Inc.

   SY Acquisition, Inc., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Falcon Products, Inc., a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, $0.05 par value per share (the "Shares"), of Shelby Williams Industries, Inc., a Delaware corporation (the "Company"), at a price of $16.50 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1999, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Following consummation of the Offer, Purchaser intends to effect the merger described below.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON WEDNESDAY, JUNE 9, 1999, UNLESS THE OFFER IS EXTENDED.


   The Offer is conditioned upon, among other things, (1) a number of the Shares representing a majority of all outstanding Shares on a fully diluted basis being validly tendered and not withdrawn prior to the expiration of the Offer, and (2) the expiration of certain waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is not conditioned upon Purchaser obtaining financing.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 5, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares owned by the Company or any wholly owned subsidiary of the Company or by Parent, Purchaser or any other wholly owned subsidiary of Parent, and Shares owned by stockholders who shall have properly exercised their appraisal rights under Delaware law) will be converted into the right to receive $16.50 in cash or any greater amount paid pursuant to the Offer, without interest.

   As a condition and inducement to Parent's entering into the Merger Agreement and incurring the liabilities therein, certain stockholders of the Company (each, a "Stockholder"), who together have voting power and dispositive power with respect to an aggregate of 1,610,500 Shares and own options to acquire 9,998 Shares, representing approximately 18% of the outstanding Shares of the Company calculated on a fully-diluted basis, concurrently with the execution and delivery of the Merger Agreement entered into separate Stockholder Agreements (the "Stockholder Agreements"), dated May 5, 1999, with Parent and Purchaser. Pursuant to the Stockholder Agreements, the Stockholders have agreed, among other things, to tender their Shares into the Offer and to grant Parent and Purchaser a proxy with respect to the voting of the Shares subject to the Stockholder Agreements in favor of the Merger upon the terms and subject to the conditions set forth therein.

   The Board of Directors of the Company (the "Board") has unanimously determined that the Offer and the Merger are advisable, fair to, and in the best interests of, the Company and its stockholders, has approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and recommends that the Company's stockholders accept the Offer and tender all of their Shares pursuant thereto.

   For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) tendered Shares as, if and when Purchaser gives oral or written notice to IBJ Whitehall Bank & Trust Company (the "Depositary") of its acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purposes of receiving payment from Purchaser and transmitting payment to tendering stockholders whose Shares have theretofore been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation (as defined in Section 3 of the Offer to Purchase) with respect to) such Shares, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with all required signature guarantees or an agent's message, and (iii) all other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price for Shares to be paid by Purchaser, regardless of any delay in making such payment.

   The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Wednesday, June 9, 1999, unless and until Purchaser, in accordance with the terms of the Offer and the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the terms of the Merger Agreement and applicable law, Purchaser expressly reserves the right, at any time or from time to time, to extend the period of time during which the Offer is open and, in certain circumstances, may be required to extend the Offer, and thereby delay acceptance for payment of, or payment for, any Shares by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares whether or not Purchaser exercises its right to extend the period of time during which the Offer is open. Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a release to the Dow Jones News Service or as otherwise may be required by law.

   Except as otherwise provided in the Offer to Purchase, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser as provided for in the Offer to Purchase, may also be withdrawn at any time after Sunday, July 11, 1999. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in Section 3 of the Offer to Purchase (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 3 of the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase.

   The Company has provided Purchaser with the Company's stockholder list and security position listings for the purposes of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and, if required, any other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the name of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares by Purchaser.

   The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

   The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

   Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer documents may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager. Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                             D.F. King & Co., Inc.
                                77 Water Street
                           New York, New York 10005
                 Banks and Brokers Call Collect (212) 269-5550
                   All Others Call Toll Free (800) 735-3591

                     The Dealer Manager for the Offer is:

                         Donaldson, Lufkin & Jenrette
                      200 West Madison Street, Suite 1700
                         Chicago, Illinois 60606-3489
                           Toll Free (877) 866-0927
                                (312) 345-7558

May 12, 1999